BrandPartners Group
10 Main Street
Rochester, NH 03839
(603) 335-1400

January 13, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention: Jorge Bonilla, Senior Staff Accountant

Re:	BrandPartners Group, Inc. (the “Company”)
Form 10-K for Year Ended December 31, 2007
Form 10-Q for Quarters Ended March 31, 2008 and June 30, 2008
File No. 000-16530

Dear Mr. Bonilla:

On behalf of the Company, please find responses to the Commission’s letter of January 5, 2009.  For ease of review, the Commission’s comments are set forth immediately prior to the Company’s response.

Form 10-K

Note B – Summary of Significant Accounting Policies, page 55

5 – Goodwill and Deferred Financing costs, page 55

1.
We have read and considered your response to comment two.  It continues to remain unclear of the method used and assumptions made in determining the fair value of the associated reporting unit.  Please advise.

Response
In assessing the recoverability of our goodwill at December 31, 2007, management used the following methods and assumptions regarding the estimated fair value of the Company’s assets and liabilities and the Company’s estimated market capitalization:

•
Assets- The Company’s significant assets at December 31, 2007 are Accounts Receivable-Net, Costs and Estimated Earnings in Excess of Billings [consists of work-in-progress receivables aged less than one year], and Property and Equipment-Net.  These assets represent approximately 83% of total assets other than Goodwill. Management assessed the fair value of both Accounts Receivable-Net and Costs and Estimated Earnings in Excess of Billings at approximately their net carrying values due to the relatively short-term conversion of these assets into cash. The Company assessed that the net carrying value of Property and Equipment approximated fair value based upon the assets remaining future benefits determined using the cash flow based income approach and estimated useful lives.

•
Liabilities-The Company’s liabilities at December 31, 2007 consisted of Accounts Payable and Accrued Expenses, Billings in Excess of Cost and Estimated Earnings, and Debt.    Accounts Payable and Accrued Expenses consist of liabilities aged less than one year, Billings in Excess of Cost and Estimated Earnings consist of unearned revenue for which the earnings process is expected to be completed within one year.  Debt consists primarily of mezzanine debt with a stated interest rate that is reflective of The Company’s borrowing rates as of December 31, 2007.

•
Market Capitalization-Management’s principal assumption used to value the Company’s market capitalization at December 31, 2007 was derived by multiplying the Company’s weighted average common stock price over the two year period ended December 31, 2007 by the common shares outstanding as of December 31, 2007.  Management believed that the two year period was an appropriate measure to reflect the market fluctuations in the stock price, which Management believed was the best measure of the Company’s estimated market capitalization.

In future filings, the Company will disclose the facts and circumstances leading to the impairment and the method used in determining the fair value of the associated reporting unit.

Note C – Investment in Unconsolidated Affiliate, page 62

2.
We read your response to comment three.  In future filings, consistent with your response please clarify that your 20.9% ownership interest in the investee is as a Class B (non-voting) member and describe the ownership structure of the investee.

Response
In future filings, the Company will clarify that its 20.9% ownership interest in the investee is as a Class B (Non- voting) member and will describe the ownership structure of the investee.

Form 10-Q/A for the quarters ended June 30, 2008 and September 30, 2008

Exhibits 32.1

3.
Please amend your 10-Q to include section 906 certifications applicable to the Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008.  Your current certifications reference Form 10-Q for the quarter ended March 31, 2008.

Response
The Company has filed abbreviated amendments to its Form 10-Q for the periods June 30, 2008 and September 30, 2008.  The amendments include section 906 certifications applicable to the Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008.

In connection with the foregoing responses, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,
BrandPartners Group, Inc.

Patrick H. Peyton
CFO

Cc: Baratta, Baratta & Aidala LLP